SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ n.º 02.808.708/0001-07
NIRE n.º  35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on January 9, 2009, drawn up in summary form.

1.	Date, time and venue: On January 9, 2009, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi e Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Resignation of Officer.  To consider the resignation presented on this date by Mr. Graham David Staley to his position as Chief Financial Officer and Investor Relations Officer, due to the fact that he accepted to take a new position at Anheuser-Busch InBev N.V./S.A. (“A-B InBev”). The resignation was accepted, being effective as of February 1, 2009, being also approved his transfer to A-B InBev on the same date.

4.2 Nomination of Executive Officers. Due to the resignation of Mr. Graham David Staley, to nominate Mr. Nelson José Jamel, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, CEP 04530-001, bearer of the ID 37.990.760-4 SSP/SP and of the CPF 025.217.577-80, to hold the position of Chief Financial Officer and Investor Relations Officer, with a term of office of 3 (three) years, effective as of February 1, 2009.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed.

São Paulo, January 9, 2009.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos /s/ José Heitor Attilio Gracioso	/s/ Roberto Herbster Gusmão /s/ Luis Felipe Pedreira Dutra Leite
/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: January 9, 2009	By:	/s/ Nelson José Jamel
Nelson José Jamel
Chief Financial Officer and Investor Relations